SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, October 8, 2018 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, provides its Investor Update. The information below for the quarter ended in September 2018 is preliminary and unaudited.

Overall Commentary¹

•     GOL expects an operating margin for the quarter ended in September of 5.0%-5.5%, approximately 7 p.p. down in relation to the quarter ended in September 2017 (12.2%), mainly due to the appreciation of the U.S. dollar and higher jet fuel prices in the period. Operating cash flow in the September quarter is expected to be R$450-500 million.

•     Passenger unit revenue (PRASK)² for the third quarter is expected to be up 4.5%-5.0% year over year, as GOL’s capacity discipline and revenue management strategies continue to benefit results. For the quarter ended in September, GOL expects unit revenue (RASK) to increase 4.0%-4.5%.

•     Non-fuel unit costs (CASK ex-fuel), are expected to reduce by approximately 2.5% in relation to the third quarter 2017.

•     GOL expects its financial leverage, as measured by the Net Debt³/LTM EBITDA ratio, to be approximately 3.3x at the end of the September 2018 quarter. Total liquidity at the end of the quarter is expected to be at R$3.1 billion, versus R$3.0 billion at the end of the previous quarter.

Preliminary and Unaudited Projection

EBITDA Margin

EBIT Margin

Ancillary Revenue (cargo and other)[4]

Aircraft Rent

Average fuel price per liter

Average exchange rate

Passenger unit revenue (PRASK)²

CASK Ex-fuel

Total Capacity – ASK

Total Capacity – Seats

September Quarter 2018

11.0% - 11.5%

 5.0% - 5.5%

6.5% - 7.0% of total net revenues

~ R$300 million

R$3.05 - R$3.10

R$3.95

September Quarter 2018

vs. September Quarter 2017

Up 4.5% - 5.0%

Down ~2.5%

Up ~4%

Up ~5%

1.  3Q17 results adjusted in accordance with IFRS 15.

2.  Considering IFRS 15, 3Q17 PRASK was R$20.66 cents.

3.  Excluding perpetual notes.

4.  Considering IFRS 15, 3Q17 Ancillary Revenue was 6.6% of total net revenues. Investor Relations

1

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 67 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 135 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and “EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

****

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.